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FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: September 23, 2003
Commission File Number 001-31528

IAMGold Corporation
(Translation of registrant's name into English)

220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4, Canada
Tel: (416) 360-4710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
Date: September 23, 2003	/s/ LARRY E. PHILLIPS Larry E. Phillips Vice-President, General Counsel & Corporate Secretary

INDEX

Press Release dated September 23, 2003:
 "IAMGOLD ANNOUNCES INCREASE IN RESERVES at TARKWA"

2

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto, Ontario M5J 2W4, Canada Ph: 416 360 4710 Fax: 416 360 4750 Toll free: 1 888 IMG 9999 E-mail: info@iamgold.com Website: www.iamgold.com

TSX Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52-Week Trading Range:	Cdn $4.86-$8.70
Total Shares Outstanding:	144.8
Fully Diluted:	150.8

FOR IMMEDIATE RELEASE: September 23, 2003	No. 17/03

IAMGOLD ANNOUNCES INCREASE IN RESERVES at TARKWA

Toronto, Ontario, September 23, 2003 — IAMGOLD Corporation ("IAMGOLD" or "the Company") (TSX:IMG, AMEX:IAG) is pleased to announce expanded gold reserves and resources at the Tarkwa-Damang gold mine complex in Ghana in which the Company has an 18.9% ownership interest. Gold Fields Limited and the Government of Ghana hold a 71.1% interest and a 10% interest, respectively in both the Tarkwa and Damang mines.

Joe Conway, President and CEO of IAMGOLD commented on the expanded gold reserves and resources, stating: "During the 12 month period to June 2003, at a US$325 per ounce gold price and applying a tonnage factor, some 620,000 ounces of gold reserves were added to IAMGOLD's account at Tarkwa. At current gold prices, IAMGOLD's share of additional reserves would increase further to over 1,000,000 ounces. In addition, about 830,000 ounces of measured and indicated resources were also added at Tarkwa. These numbers illustrate the world-class nature of the Tarkwa mine and its ability to continue to grow and facilitate expanded production and an extended mine life. In early 2005, upon commissioning of the new mill complex at Tarkwa, we expect as much as a 28% increase in production to 700,000 ounces of gold per year, of which IAMGOLD's share will be 132,000 ounces."

Discussion on Reserves

        The increase in proved and probable reserves from June 30, 2002 to June 30, 2003 at Tarkwa (assuming a gold price of US$325 per ounce), totalled 623,000 ounces to IAMGOLD's account. At Damang, proved and probable reserves to IAMGOLD's account during this same period declined by 51,000 ounces. Table 1 illustrates proved and probable reserves for both Tarkwa and Damang at June 30, 2002 at a US$285 per ounce gold price and at June 30, 2003 at a US$325 per ounce gold price.

Table 1
Proved and Probable Reserves — Tarkwa and Damang Mines

	June 2003*				June 2002**
			Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG share	Tonnes	Grade	100%	IMG share
	(millions)	(g/t)	(000's oz)	(000's oz)	(millions)	(g/t)	(000's oz)	(000's oz)
Tarkwa
Proved	171.0	1.4	7,432	1,405	60.9	1.4	2,770	524
Probable	61.0	1.2	2,396	453	89.6	1.3	3,760	711

Total	232.0	1.3	9,828	1,858	150.5	1.4	6,530	1,235
Damang
Proved	14.2	1.5	676	128	15.0	1.8	828	156
Probable	3.1	2.5	244	46	5.8	1.9	361	68

Total	17.3	1.7	919	174	20.7	1.8	1,189	225

*
Based on a gold price of US$325 per ounce and estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. No material differences arise in the estimate if the CIM classification system is used.

**
Based on a gold price of US$285 per ounce and estimated in accordance with the SAMREC and JORC codes with no material differences arising if the CIM classification system is used.

Table 2 illustrates the change in reserves as a result of the depletion due to production plus contributions due to the change in the gold price and the application of a ten percent tonnage factor (a product of the reconciliation of resource model data relative to actual tonnages mined) during the 12-month period to June 30, 2003.

Table 2
Reconciliation of Proved and Probable Reserves — Tarkwa and Damang Mines

	Tarkwa Contained Gold		Damang Contained Gold
	100%	IMG Share	100%	IMG Share
	(000's oz)	(000's oz)	(000's oz)	(000's oz)
Reserve at June 30/02 (at US$285 per ounce)	6,530	1,235	1,189	225
Depletion due to mining (June/02 — June/03)	-581	-110	-303	-57
Additions/subtractions due to:
— US$325 vs. US$285 per ounce gold price	1,594	301	49	9
— Application of 10% tonnage factor*	2,286	432	N/A	N/A
— Reclassification	N/A	N/A	-16	-3
Reserves at June 30/03 (at US$325 per ounce)	9,828	1,858	919	174

*
10% tonnage factor is the result of the reconciliation of resource model data relative to actual tonnage mined

At current gold prices, there is potential to further expand reserves, mine life and annual production at Tarkwa. If reserves were calculated at close to the current gold price, or US$375 per ounce versus US$285 per ounce, over one million ounces of reserves would have been added to IAMGOLD's account during the 12 months to June 30, 2003. At the Damang mine, assuming the same US$375 per ounce gold price, new reserves would basically replace the reserves depleted due to production during the 12 months to June 30, 2003. The sensitivity on proved and probable reserves for Tarkwa-Damang at various gold price assumptions is shown in Table 3.

Table 3
Proved and Probable Reserve Sensitivity — Tarkwa and Damang Mines

	Tarkwa Gold Mine				Damang Gold Mine
			Contained Gold				Contained Gold
Gold Price	Tonnes	Grade	100%	IMG share	Tonnes	Grade	100%	IMG share
	(millions)	(g/t)	(000's, oz)	(000's oz)	(millions)	(g/t)	(000's oz)	(000's oz)
US$325/oz	232	1.3	9,828	1,857	17	1.7	919	174
US$350/oz	253	1.3	10,870	2,054	18	1.7	985	186
US$375/oz	279	1.3	11,954	2,259	20	1.6	1,059	200
US$400/oz	287	1.3	12,368	2,338	23	1.6	1,233	233

Discussion on Resources

        At Tarkwa, 829,000 ounces of measured and indicated resources (which include reserves) were added to IAMGOLD's account. At the Damang mine, measured and indicated resources (which include reserves) to IAMGOLD's account declined by about 50,000 ounces. Resources were determined on the basis of a US$400 per ounce gold price in the 2002 and 2003 periods. Table 4 illustrates measured, indicated and inferred resources for the Tarkwa and Damang gold mines as of June 30, 2003 compared to June 30, 2002.

Table 4
Measured, Indicated and Inferred Resources — Tarkwa and Damang Mines

	June 30, 2003**				June 30, 2002**
			Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG share	Tonnes	Grade	100%	IMG share
Tarkwa
Measured*	198.9	1.4	8,975	1,696	171.8	1.5	8,211	1,552
Indicated	222.6	1.3	9,575	1,809	105.5	1.8	5,951	1,125

Total M & I	421.5	1.3	18,550	3,506	277.3	1.6	14,162	2,677
Inferred	50.4	2.3	3,759	710	52.6	2.8	4,728	894
Damang
Measured*	17.2	1.5	853	161	17.1	1.8	1,003	190
Indicated	7.7	2.0	488	92	10.0	2.0	630	119

Total M & I	24.9	1.7	1,341	253	27.1	1.9	1,633	309
Inferred	2.9	1.9	175	33	2.6	1.8	150	28

Measured and indicated resources include proved and probable reserves.

*
Measured resources include low-grade surface stockpile.

**
Mineral resources are at a gold price of $400 per ounce and have been estimated in accordance with the South African Code for the reporting of Mineral Resources and Mineral Reserves (SAMREC Code) and have been reconciled to, and conform to, the JORC Code. No material differences arise in the estimate of mineral resources if the CIM classification system is used.

Tarkwa Expansion Project

        On May 8, 2003 IAMGOLD announced the decision to proceed with the expansion of the Tarkwa gold mine, including construction of a 4.2 million tonne per annum ("mtpa") mill and leach plant at a cost of US$85 million and the purchase of a new mining fleet and auxiliary equipment at a cost of US$74 million relating to the conversion from contractor to owner-operator mining. The capital investment is being undertaken between June 2003 and December 2004, with the goal of converting to owner mining commencing in June 2004 and having the mill commissioned by early 2005. This expansion is forecasted to increase annual ore throughput to 19 mtpa and increase annual gold production from the current 525,000 ounces to a peak of over 700,000 ounces. Average cash costs at Tarkwa for the five-year period to 2008 are forecast at US$205 per ounce. Average life of mine production and cash costs are estimated to average 615,000 ounces per annum and US$215 per ounce, respectively (refer to technical report, A Technical Report of the Tarkwa Gold Mine, Ghana, May 2003

filed by IAMGOLD on May 23, 2003 on the SEDAR website at: www.SEDAR.com and wherein estimated future production rates and operating costs are detailed).

Qualified Person / Quality Control Notes

        The Competent Person responsible for the generation of the mineral resource and reserve statements is Gary Chapman, Manager Mine Planning and Resource Management, Tarkwa and Damang mines. Mr. Chapman has B.Sc (Hons) Geology from the University of Natal, is a professional natural scientist of the South Council for Natural Scientific Professions (SACNASP) and has worked as a geologist for 27 years. As a result of his education, affiliation with a professional association and past relevant work experience, Mr. Chapman fulfills the requirements to be a "Qualified Person" for the purposes of NI 43-101. Mr. Chapman authored a report, A Technical Report of the Tarkwa Gold Mine, Ghana, May 2003 wherein numerous quality control procedures regarding the calculation of reserves and resources at Tarkwa and Damang were described. A copy of this report was filed by IAMGOLD on May 23, 2003 and is available on the SEDAR web site at: www.SEDAR.com

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

Joe Conway, President and CEO or Tom Atkins, Vice-President, Investor Relations
Tel: (416) 360 4710    Fax: (416) 360 4750    Toll free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca.
All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at info@iamgold.com

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Signatures
INDEX
Table 1 Proved and Probable Reserves — Tarkwa and Damang Mines
Table 2 Reconciliation of Proved and Probable Reserves — Tarkwa and Damang Mines
Table 3 Proved and Probable Reserve Sensitivity — Tarkwa and Damang Mines
Table 4 Measured, Indicated and Inferred Resources — Tarkwa and Damang Mines